Exhibit 99.1

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

On December 8, 2020, the Company entered into an Asset Purchase Agreement (the "Purchase Agreement") with Roman Health Ventures Inc. (the "Purchaser"). Pursuant to, and subject to the terms and conditions of, the Purchase Agreement, the Purchaser purchased substantially all of the assets related to the Company's PREBOOST® business. The transaction closed on December 8, 2020. The purchase price for the transaction was $20.0 million, consisting of $15.0 million paid at closing, $2.5 million payable 12 months after closing and $2.5 million payable 18 months after closing.

The following unaudited pro forma consolidated financial statements are based on our historical consolidated financial statements as adjusted to give effect to the sale of the PREBOOST® business. The unaudited pro forma consolidated statement of operations for the year ended September 30, 2020 gives effect to the sale of the PREBOOST® business as if it had occurred on October 1, 2019. The unaudited pro forma consolidated balance sheet as of September 30, 2020 gives effect to the sale of the PREBOOST® business as if it had occurred on September 30, 2020. The unaudited pro forma consolidated financial statements do not purport to represent what the actual results of operations or financial position would have been had the sale of the PREBOOST® business occurred on the dates assumed, nor are they indicative of future results of operations or financial positions.

The pro forma adjustments are based on currently available information and certain estimates and assumptions, which are described in the accompanying notes and which management believes are reasonable. Actual adjustments may differ from the pro forma adjustments.

The unaudited consolidated pro forma financial statements and accompanying notes have been prepared in conformity with generally accepted accounting principles in the United States, which is consistent with those principles used in the historical consolidated financial statements and the related notes included in the Company’s annual report on Form 10-K filed with the U.S. Securities and Exchange Commission on December 9, 2020. The unaudited pro forma consolidated financial statements should be read in conjunction with the notes to the unaudited consolidated pro forma financial statements.

VERU INC.

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

AS OF SEPTEMBER 30, 2020

	Historical	Adjustments			Pro Forma
Assets
Current assets:
Cash and cash equivalents	$13,588,778		$15,000,000	(a)	$28,588,778
Accounts receivable, net	5,227,237				5,227,237
Inventory, net	6,704,134				6,704,134
Prepaid expenses and other current assets	1,494,541				1,494,541
Total current assets	27,014,690		15,000,000		42,014,690
Property and equipment, net	312,691				312,691
Operating lease right-of-use asset	1,352,315				1,352,315
Deferred income taxes	9,466,800				9,466,800
Intangible assets, net	5,752,127		(1,631,889)	(a)	4,120,238
Goodwill	6,878,932				6,878,932
Notes receivable	—		5,000,000	(a)	5,000,000
Other assets	766,120				766,120
Total assets	$51,543,675		$18,368,111		$69,911,786

Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable	$2,812,673	$			$2,812,673
Accrued research and development costs	934,110				934,110
Accrued compensation	2,274,396				2,274,396
Accrued expenses and other current liabilities	1,177,126		108,063	(b)	1,285,189
Credit agreement, short-term portion	5,841,874				5,841,874
Residual royalty agreement, short-term portion	1,100,193				1,100,193
Operating lease liability, short-term portion	586,769				586,769
Total current liabilities	14,727,141		108,063		14,835,204
Credit agreement, long-term portion	—				—
Residual royalty agreement, long-term portion	5,617,494				5,617,494
Operating lease liability, long-term portion	990,020				990,020
Deferred income taxes	74,724				74,724
Other liabilities	22,980				22,980
Total liabilities	21,432,359		108,063		21,540,422

Stockholders' equity:
Preferred stock, no shares issued and outstanding at September 30, 2020 and 2019, respectively	—				—
Common stock, par value $0.01 per share; 154,000,000 shares authorized, 72,047,385 and 67,221,951 shares issued and 69,863,681 and 65,038,247 shares outstanding at September 30, 2020 and 2019, respectively	720,474				720,474
Additional paid-in-capital	126,971,518				126,971,518
Accumulated other comprehensive loss	(581,519)				(581,519)
Accumulated deficit	(89,192,552)		18,368,111	(a)	(70,932,504)
			(108,063)	(b)
Treasury stock, 2,183,704 shares, at cost	(7,806,605)				(7,806,605)
Total stockholders' equity	30,111,316		18,260,048		48,371,364
Total liabilities and stockholders' equity	$51,543,675		$18,368,111		$69,911,786

See notes to unaudited pro forma consolidated financial statements.

VERU INC.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED SEPTEMBER 30, 2020

	Historical	Adjustments		Pro Forma

Net revenues	$42,592,060	$(2,035,242)	(c)	$40,556,818

Cost of sales	11,805,202	(556,504)	(c)	11,248,698

Gross profit	30,786,858	(1,478,738)		29,308,120

Operating expenses:
Research and development	16,935,222			16,935,222
Selling, general and administrative	14,498,330	(254,771)	(c)	14,243,559
Impairment of intangible assets	14,100,000			14,100,000
Total operating expenses	45,533,552	(254,771)		45,278,781

Operating loss	(14,746,694)	(1,223,967)		(15,970,661)

Non-operating (expenses) income:
Interest expense	(4,621,422)			(4,621,422)
Change in fair value of derivative liabilities	(557,000)			(557,000)
Other (expense) income, net	(126,860)			(126,860)
Total non-operating expenses	(5,305,282)	—		(5,305,282)

Loss before income taxes	(20,051,976)	(1,223,967)		(21,275,943)

Income tax benefit	(1,078,441)			(1,078,441)

Net loss	$(18,973,535)	$(1,223,967)		$(20,197,502)

Net loss per basic and diluted common share outstanding	$(0.28)	$(0.02)	(d)	$(0.30)

Basic and diluted weighted average common shares outstanding	66,753,450	66,753,450		66,753,450

See notes to unaudited pro forma consolidated financial statements.

VERU INC.

NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

The unaudited pro forma consolidated financial statements include the following adjustments:

(a)

This adjustment reflects the sale of the PREBOOST® business for consideration of $20.0 million, consisting of $15.0 million in cash and $5.0 million in notes receivable. As of September 30, 2020, the net book value of the assets related to the Company’s PREBOOST® business was $1.6 million, included in intangible assets. The sale of the PREBOOST® business results in a pro forma net gain on sale of $18.4 million, which is included in the accumulated deficit.

(b)	Represents a state tax payable of $0.1 million resulting from the estimated taxable gain on the sale of the PREBOOST® business, using an estimated state tax apportionment rate.

(c)	Reflects the elimination of revenues and expenses representing the historical operating results of the PREBOOST® business for the year ended September 30, 2020.

(d)

Pro forma net loss per common share is determined by dividing the pro forma net loss that has been adjusted for the reduction in net revenues and expenses as a result of the sale of the PREBOOST® business by the weighted average common shares outstanding. The pro forma adjustments do not impact the weighted average common shares outstanding.